FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2014

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY
Date: 6 January 2015

EXHIBIT INDEX

EXHIBIT NUMBER                                           EXHIBIT DESCRIPTION
99                                Notice to London Stock Exchange dated 6 January 2015

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:	Stock Exchange announcement dated 2 December 2014 entitled 'Director/PDMR Shareholding'
Exhibit 2:	Stock Exchange announcement dated 3 December 2014 entitled 'Director/PDMR Shareholding'
Exhibit 3:	Stock Exchange announcement dated 9 December 2014 entitled 'Director/PDMR Shareholding'

Exhibit 4:	Stock Exchange announcement dated 9 December 2014 entitled 'Director/PDMR Shareholding'
Exhibit 5:	Stock Exchange announcement dated 12 December 2014 entitled 'Director/PDMR Shareholding'
Exhibit 6:	Stock Exchange announcement dated 19 December 2014 entitled 'Director/PDMR Shareholding'

Exhibit 1:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 1 December 2014 of the following transaction which took place on 28 November 2014:

Mr K Kruythoff (PDMR) - sold 9,400 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2686.6571p per share.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
REBECCA RIGBY - +44(0)207 822 5186

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY

2 December 2014

Exhibit 2:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 3 December 2014 of the following transaction which took place on 2 December 2014:

Mr P L Sigismondi (PDMR) transfer of 13,685 Unilever PLC Ordinary 3 1/9 pence shares at nil consideration to Ms E L Veiga (a connected person to Mr P L Sigismondi).

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
REBECCA RIGBY - +44(0)207 822 5186

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY

3 December 2014

Exhibit 3:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 9 December 2014 of the following transactions which took place on 8 December 2014:

Mr K C F Weed (PDMR) - sold 2,300 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2717p per share.

Mrs Catherine James-Weed (a connected person to Mr K C F Weed) - sold 1800 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2719.2847p per share.

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
REBECCA RIGBY - +44(0)207 822 5186

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY

9 December 2014

Exhibit 4:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 9 December 2014 of the following transaction which took place on 8 December 2014:

Mr P L Sigismondi (PDMR) – purchase of 5 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2705p per share under the Unilever PLC Share Incentive Plan.

The above transaction was carried out in the UK

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
HOLLY SCOTT - +44(0)207 822 5927

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY

9 December 2014

Exhibit 5:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 11 December 2014 that on 10 December 2014 either dividend equivalents or dividends earned were reinvested as additional shares under the Unilever Global Share Incentive Plan 2007 (GSIP), the Unilever Management Co Investment Plan (MCIP), the Senior Executive Retirement Arrangement (SERA), the Unilever North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, the Management Co-Investment Program and the Before-Tax Share Bonus Program. These additional shares were based on the London Stock Exchange closing price of £26.60 or the New York Stock Exchange closing price of $41.53 (as appropriate) on 10 December 2014.

Unilever Global Share Incentive Plan 2007 (GSIP)

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) – 287 Ordinary 3 1/9 pence shares

Mr D Blanchard (PDMR) – 197 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) – 269 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) – 816 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) – 224 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) – 404 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) – 121 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) – 1,220 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) – 239 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) – 329 Ordinary 3 1/9 pence shares

Ms R Sotamaa (PDMR) – 229 Ordinary 3 1-9 pence shares

Mr K C F Weed (PDMR) – 239 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) – 269 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividend equivalents earned on MCIP Match Shares were reinvested as additional MCIP Match Shares, which will be subject to the same performance conditions as the underlying MCIP Match Shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr D A Baillie (PDMR) – 95 Ordinary 3 1/9 pence shares

Mr D Blanchard (PDMR) – 94 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) – 104 Ordinary 3 1/9 pence shares

Mr J-M Huët (Director) – 128 Ordinary 3 1/9 pence shares

Mr K Kruythoff (PDMR) – 61 Ordinary 3 1/9 pence shares

Mr H Manwani (PDMR) – 145 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) – 18 Ordinary 3 1/9 pence shares
Mr P G J M Polman (Director) – 416 Ordinary 3 1/9 pence shares

Mr A Saint-Affrique (PDMR) – 81 Ordinary 3 1/9 pence shares

Mr P L Sigismondi (PDMR) – 116 Ordinary 3 1/9 pence shares
Ms R Sotamaa (PDMR) – 23 Ordinary 3 1-9 pence shares

Mr K C F Weed (PDMR) – 168 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) – 143 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever Management Co Investment Plan (MCIP)

Dividends earned on MCIP Investment Shares were as follows:

Mr D Blanchard (PDMR) – 80 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) – 87 Ordinary 3 1/9 pence shares
Mr N Paranjpe (PDMR) – 16 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) – 345 Ordinary 3 1/9 pence shares
Ms R Sotamaa (PDMR) – 20 Ordinary 3 1-9 pence shares
Mr J Zijderveld (PDMR) – 120 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Unilever North America 2002 Omnibus Equity Compensation Plan

Dividend equivalents earned on North America 2002 Omnibus Equity Compensation Plan Global Share Incentive Program, Management Co-Investment Program and the Before Tax Share Bonus target shares were reinvested as additional North America 2002 Omnibus Equity Compensation Plan shares. The dividend equivalents reinvested were as follows:

Global Share Incentive Program

Dividend equivalents earned on GSIP conditional target shares were reinvested as additional GSIP conditional shares, which will be subject to the same performance conditions as the underlying GSIP target shares. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) – 301 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.

Management Co-Investment Program

Dividend equivalents earned on MCIP conditional target shares were reinvested as additional MCIP conditional shares, which will be subject to the same performance conditions as the underlying MCIP target shares. Based on an MCIP Match of 100%, the dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) – 110 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA

Unilever Before-Tax Share Bonus Program

Dividend equivalents earned on shares in the Share Bonus Program were reinvested and will be distributed in July of the calendar year after the year of retirement or termination. There are no performance conditions associated with receiving these dividends. The dividend equivalents reinvested were as follows:

Mr A Jope (PDMR) – 43 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share

The above transaction was carried out in the USA.

Reinvestment of dividend on beneficially owned shares

Dividends were earned on shares beneficially owned, and reinvested as follows:

Mr D Blanchard (PDMR) – 188 Ordinary 3 1/9 pence shares

Mr K Havelock (PDMR) - 299 Ordinary 3 1/9 pence shares

Mr N Paranjpe (PDMR) – 109 Ordinary 3 1/9 pence shares

Mr P G J M Polman (Director) – 2,058 Ordinary 3 1/9 pence shares

Mr J Zijderveld (PDMR) – 817 Ordinary 3 1/9 pence shares

The above transactions were carried out in the UK.

Senior Executive Retirement Arrangement (SERA)

Dividends earned were reinvested as additional shares under the Senior Executive Retirement Arrangement (SERA) and reinvested as follows:

Mr K Havelock (PDMR) - 262 Ordinary 3 1/9 pence shares

Mr K C F Weed (PDMR) – 445 Ordinary 3 1/9 pence shares

Unilever PLC was notified on 11 December 2014 that on 10 December 2014 dividends earned on shares beneficially owned were reinvested at a price of £27.04 as follows:
Ms E L Veiga (a connected person of Mr P L Sigismondi) received 96 Unilever PLC Ordinary 3 1/9 pence shares.

The above transactions were carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
REBECCA RIGBY - +44(0)207 822 5186

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - GROUP SECRETARY

12 December 2014

Exhibit 6:

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Unilever PLC was notified on 19 December 2014 of the following transaction which took place on 18 December 2014:

Mr K Havelock (PDMR) – sold 24,246 Unilever PLC Ordinary 3 1/9 pence shares at a price of 2621p per share.

The above transaction was carried out in the UK.

This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).

Name of contact and telephone number for queries:
REBECCA RIGBY - +44(0)207 822 5186

Name of authorised official of issuer responsible for making notification:
TONIA LOVELL - COMPANY SECRETARY

19 December 2014

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2013 and Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.